111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

March 18, 2021

VIA EDGAR SUBMISSION AND EMAIL

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Co.
Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further disclosure revisions intended to address the further items raised in our discussion with the staff on March 17, 2021. We have included as Annex A to this letter revised pages of the Registration Statement which relate to the comments identified below.

1.	General Disclosure Comments

a)	In “Risk Factors,” at the end of the 3rd risk factor, please amend the final sentence to include examples of possible risks of buying and selling securities.

Response: Please see page 2 of Annex A where the disclosure has been updated with the following: “such as transaction costs or potential tax implications.”

b)	In “Risk Factors,” under the ninth risk factor please modify the final sentence to state that an account holder should discuss the impact of Excess Withdrawals with their Financial Firm.

Securities and Exchange Commission

March 18, 2021

Response: Please see page 3 of Annex A where the disclosure has been updated to state: “Before you take any withdrawals, you should discuss the impact of any Excess Withdrawals with your Financial Firm.”

c)	In “Risk Factors,” under the thirteenth risk factor, please modify the disclosure to indicate that Other Account Fees can reduce the value of an Account.

Response: Please see page 3 of Annex A where the disclosure has been updated to state: “Your Contract Fee, the fee for the investment advisory services provided by your Financial Firm, and Other Account Fees reduce the value of your Account….”

d)

In “Fixed Contingent Deferred Annuity Contract—Overview of Our Relationship with Your Financial Firm,” please modify the disclosure to state that the account holder’s Financial Firm could have a conflict of interest related to managing the individual account and maintaining the 60% equities and 40% fixed income range.

Response: Please see page 4 of Annex A where the disclosure has been updated as follows: “Your Financial Firm may have a conflict of interest between managing an individual Account and remaining within the aggregate target allocation.”

e)

In “Fixed Contingent Deferred Annuity Contract—Overview of Our Relationship with Your Financial Firm,” please add “and” in the first sentence of the third paragraph between “clients” and “that are acceptable to us.”

Response: Please see page 4 of Annex A where “and” was added.

f)	Following the Target Portfolio Investment Guidelines, please indicate whether there is an allocation restriction or limitation as to registered and unregistered securities.

Response: Please see page 5 of Annex A where the disclosure has been updated to state that there is not an allocation restriction or limitation with respect to the allocation between registered and unregistered securities.

g)	Following the Target Portfolio Investment Guidelines, please indicate whether securities can fall into more than one investment category.

Response: Please see page 5 of Annex A where the following disclosure has been added: “Each security will fall into only one investment category described above.”

h)	In “Excess Withdrawals” please clarify that the equation for Excess Withdrawal is referencing the remaining Account value after a withdrawal.

Response: Please see page 6 of Annex A where the disclosure has been modified to say: “The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value after such withdrawal).”

Securities and Exchange Commission

March 18, 2021

i)	Following Hypothetical 4, please provide an explanation for the Income Base and Account value calculations.

Response: Please see page 7 of Annex A where the disclosure has been updated as follows:

“The above hypothetical shows a situation in which a withdrawal was made during the Vesting Period. All withdrawals during the Vesting Period are Excess Withdrawals. This Excess Withdrawal causes the minimum Income Amount to be recalculated based on the Account value after the Excess Withdrawal. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion. In this hypothetical, the Income Amount calculated on the Issue Date is $5,000 ($100,000 x 5%). It has been adjusted by the Excess Withdrawal (the withdrawal during the Vesting Period) by 10%, which is the proportion of the $12,000 Excess Withdrawal to the $120,000 value of the Account after the Excess Withdrawal occurred. The minimum Income Amount before the impact of the Excess Withdrawal is $5,000. Applying the 10% adjustment to the $5,000 Guaranteed Income Amount reduces the minimum Income Amount by $500, which means it is reduced in this hypothetical from $5,000 to $4,500. On the Exercise Date, the initial Income Amount is calculated based on the higher of the Account’s value on the Issue Date (reduced by the 10% impact of the Excess Withdrawal) and the Account’s value on the Exercise Date (also reduced by the 10% impact of the Excess Withdrawal). In this case, that results in the initial Income Amount of $4,500, which is the result when calculated at both the Issue Date, adjusted for the Excess Withdrawal, and the Exercise Date. Given that the Annuitant survives the hypothetical Covered Event in the above example by six years, this would result in a total Benefit Amount payment of $27,000 by us under the Contract (which is 6 multiplied by the Benefit amount of $4,500).”

j)	In Hypothetical 5, please revise the captions in lines 11 and 13 to more clearly indicate they are referencing the Total Withdrawal.

Response: Please see page 7 of Annex A where lines 11 and 13 of Hypothetical 5 have been modified to respectively read: “Ratio of Excess Withdrawal to Account’s Value minus the Total Withdrawal (3,750/125,000)” and “Account’s value (after Total Withdrawal).”

k)	Following Hypothetical 5, please provide an explanation for the Income Base and Account value calculations.

Response: Please see page 7 of Annex A, where the following language was added after Hypothetical 5:

Securities and Exchange Commission

March 18, 2021

“In this hypothetical, the Income Base calculated with respect to the Account’s value on the Issue Date is $100,000. The Income Amount based on that amount would be 5% of $100,000, which is $5,000. However, the Income Base calculated with respect to the Account’s value on the Exercise Date is $125,000. The Income Amount based on that amount would be 5% of $125,000, which is $6,250. Since the $6,250 is higher than the $5,000 amount, the initial Income Amount set on the Exercise Date is $6,250.”

l)	In “Financial Firms,” in the second paragraph, please amend “service offerings” to be more specific.

Response: Please see page 8 of Annex A, where “service offerings” was replaced with “model portfolios, custom portfolios, or both,”

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.

Annex A

Revised Pages of the Registration Statement

As filed with the Securities and Exchange Commission on [________].

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company:	☒

		Emerging growth company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)   The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

(2) Previously paid.

IMPORTANT AGES	Minimum Issue Age of the Annuitant: 45 Earliest point at which the Vesting Period may end; the later of (i) age 65 or (ii) two years from the Issue Date Maximum Issue Age of the Annuitant: 85

ANNUAL FEE	0.55% per year of the wealth management Account’s value. This annual fee is in addition to the fee for advisory services associated with the wealth management Account charged by the Financial Firm.

RISK FACTORS

The Contract involves a number of risks. Before making a decision to purchase the Contract, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on your Contract.

Your receipt of any benefits under the Contract is subject to our financial strength and claims paying ability.

Our ability to pay Benefit Amounts is subject to our ongoing financial strength and claims paying ability. The Contract is not a separate account contract. This means that the assets supporting the Contract are not held in a segregated account for the exclusive benefit of individual contract holders. Rather, we will pay Benefit Amounts under the Contract from our general account, which is not insulated from the claims of other contract holders and our third-party creditors. Therefore, the Annuitant’s receipt of payments from us is subject to our claims paying ability. You cannot seek enforcement of the guarantee against any other party.

Brickell Insurance Holdings LLC has only controlled Merit since December 31, 2019.

While Merit was founded in 1957 to write credit life, credit disability, term life and disability income insurance, Brickell Insurance Holdings LLC, a Delaware limited liability company (“Brickell”) purchased Merit on December 31, 2019 for the purpose of offering the Contracts. As such, the past performance of Merit may not be indicative of Merit’s future performance.

We may cancel the Contract and pay no Benefit Amounts if assets in your Account fail to meet the target portfolio investment guidelines for your Account.

The assets in an Account must be managed in accordance with target portfolio investment guidelines applicable to your Contract. Whether as a result of your or your Financial Firm’s actions (including by changes made to the Investment Portfolio), if the target portfolio investment guidelines for your Account are breached or the specific investment guidelines associated with your Account change so that they are beyond the parameters of the target portfolio investment guidelines, we may terminate your Contract following a Cure Period. If the breach is not remedied within the Cure Period, the Contract will be cancelled and no Benefit Amounts will be paid. If the breach is remedied within the Cure Period you may incur costs in connection with reallocating the investments in your Account to bring your Account within the target portfolio investment guidelines. Rebalancing, whether as a result of your Financial Firm’s management of your Account or reallocating to bring your Account within the target portfolio guidelines, always involves the risks of buying and selling securities, such as transaction costs or potential tax implications.

Our agreement with your Financial Firm may end and your Contract may be terminated.

substantially more than the actual dollar amount of the withdrawal), which in turn will reduce the amount of, or even eliminate, any future Benefit Amounts that the Annuitant would otherwise receive. If you make an Excess Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal. Before you take any withdrawals, you should discuss the impact of any Excess Withdrawals with your Financial Firm.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

The longer you wait to set the Exercise Date and start making withdrawals from your Account, the less likely Benefit Amounts will be paid. This is because waiting to start making withdrawals makes it more likely that the Annuitant will die before the Account is depleted.

The Annuitant may die before your Account is reduced to zero.

If the Annuitant dies before your Account is reduced to zero, no Benefit Amounts will be paid. The Contract does not have any cash value, surrender value, or provide a death benefit. Even if the Annuitant begins to receive Benefit Amounts, the Annuitant may die before receiving an amount equal to or greater than the amount you have paid in Fees.

The owner will pay fees regardless of whether they receive any Benefit Amounts.

Fees accrue from the Issue Date, even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we pay any Benefit Amounts. If you choose never to take withdrawals, and/or if the Annuitant never receives any Benefit Amounts, you will not receive a refund of the Fees you have paid.

Your payment of your Contract’s Fee, fees to your Financial Firm, and other fees deducted from your Account before the Exercise Date may affect the Account’s value, potentially affecting the Income Amount and, as a result, Benefit Amounts provided under your Contract.

In addition to your Contract’s Fee and the fee for the investment advisory services provided by your Financial Firm, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services (including custody and record keeping) (the “Other Account Fees”). Your Contract Fee, the fee for the investment advisory services provided by your Financial Firm, and Other Account Fees reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. Please consult with your Financial Firm regarding any Other Account Fees, you should discuss with your Financial Firm how such Other Account Fees should be paid. Also see, “Fixed Contingent Deferred Annuity Contract—Overview” and “Fees.”

Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant. A change in the ownership designation of the Account could result in the original Contract owner losing the Contract as a part of a divorce decree.

A downgrade in our financial strength rating would likely reduce the amount of business we are able to write and could materially adversely impact our competitive position.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. Our financial strength rating is subject to periodic review by, and may be revised

The Benefit Amount we pay each Income Year will equal the Income Amount in effect when the Covered Event occurs. On the Exercise Date, we determine the initial Income Amount. The Exercise Date is the date of your first withdrawal from the Account after the Vesting Period. We require you take your first withdrawal from the Account no later than the Annuitant’s 95th birthday. You may elect to not begin to take withdrawals (and establish your initial Income Base and Income Amount) before that date.

The Vesting Period ends upon the later of the Annuitant’s 65th birthday or two years measured from the Issue Date of the Contract. The earliest you can take a withdrawal from your account and not have the entire amount treated as an Excess Withdrawal would be after the Vesting Period ends. If you make contributions into your Account after the Issue Date, there is a two year Vesting Period in relation to each such contribution, measured from the date of each contribution. A Contribution that has been maintained in your Account for at least its Vesting Period is an Eligible Contribution.

The initial Income Amount is determined by applying a guaranteed income percentage of 5% to the Income Base as of the Exercise Date. On the Exercise Date, the Income Base is the higher of the value of the Account on the Exercise Date or the Account’s value on the Contract’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. This means that if you do not make any Eligible Contributions or Excess Withdrawals, either before or after the Exercise Date, your Income Amount cannot be less than 5% of the value of your Account on the Issue Date of your Contract, irrespective of the performance of the investments in your Account. Your Account’s value on the Exercise Date will be affected by the fees assessed by your Financial Firm, our Fee from the Issue Date up to and including the Exercise Date, and the Other Account Fees.

Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. We describe the impact of such adjustments in this prospectus; see Impact of Excess Withdrawals on the Income Base and Eligible Contributions. Adding this protection does not affect your right to withdraw funds from your Account at any time, or dictate the size of any withdrawal. However, the amount and timing of your withdrawals may have an impact on your Income Amount and therefore on the Benefit Amount if a Covered Event occurs.

Overview of Our Relationship with Your Financial Firm

This Contract is provided in relation to an Account you have established at a Financial Firm that you have engaged as an investment adviser. You can find a list of Financial Firms with whom we offer Contracts on our website.

We seek an aggregate target allocation for all Accounts at a Financial Firm for which we issue Contracts of approximately 60% equities and 40% fixed income. This aggregate target allocation at the Financial Firm level is part of our overall risk mitigation strategies and it is one factor, among many, that impact which Financial Firms we approve for issuance of new Contracts. This will not, however, impact your ability to maintain your Contract unless our agreement with your Financial Firm ends as described under Termination below. Moreover, this Merit Life risk mitigation strategy at the Financial Firm level does not impact or influence the target portfolio investment guidelines described below. It only impacts whether we offer our contracts with a particular Financial Firm. Your Financial Firm may have a conflict of interest between managing an individual Account and remaining within the aggregate target allocation.

Your Financial Firm will have one or more model portfolios, custom portfolios or combinations of both which it makes available to clients and that are acceptable to us. These portfolios are available to clients of such Financial Firms whether or not they purchase our Contract. Often the model portfolios will have been established before we agree to make the Contract available to clients of your Financial Firm. Pursuant to your advisor’s fiduciary duty to act in your best interest, you and your advisor may have already decided before any consideration of whether you should apply for our Contract that you should be invested in one of the model portfolios that we come to determine is acceptable for use with our Contract.

Where a Financial Firm uses model portfolios, we evaluate each model portfolio prior to determining that such model portfolio would be eligible to underlie a Contract. We intend to use portfolio analysis software developed by Markov Process International (MPI) in connection with this determination. The results of this analysis are subject to

Equity, fixed income and alternative investments may include securities registered under the securities laws or those exempt from such registration. There are no allocation restrictions or limitations with respect to the allocation between registered and unregistered securities. Equity securities typically represent an ownership interest in a company and include securities such as common stock and preferred stock. Fixed income securities typically represent an obligation on the part of a company to repay an amount loaned to the company and include securities such as corporate bonds and U.S. treasuries. Alternative securities typically include securities that do not otherwise fit within the asset classes of equity, fixed income or cash. The chart above provides descriptions of the investment categories within each asset class which comprise our target portfolio investment guidelines. Merit uses a third party data and analytics provider in accordance with industry standards in order to determine which investments in a portfolio are allocated to each investment category. The allocation range may be made up of many securities, or even a single security, that fits within the investment category. Each security will be allocated into only one investment category described above.

Portfolios may include multiple individual securities such as bonds, notes, common stock, preferred stock, or, in general, any interest or instrument commonly known as a “security”, which fits within an investment category described in the chart above. Additionally, and most often, these securities make up pooled investment vehicles which are daily priced, liquid and diversified. Pooled investment vehicles combine money from multiple investors into a pool that invests in multiple individual securities, and include such vehicles as Exchange Traded Funds (ETFs), mutual funds and bank collective trusts. When a portfolio invests in pooled investment vehicles, we determine compliance with the target portfolio investment guidelines by looking through the pooled investment vehicles to the asset class and investment category of the underlying individual securities held by those vehicles. Our process for determining whether a portfolio is acceptable focuses on whether the underlying investments are in a well-diversified mix of securities, as indicated in the chart above.

The available portfolios vary from Financial Firm to Financial Firm. These portfolios are available through the Financial Firms irrespective of whether you purchase our Contract. Some Financial Firms offer custom designed portfolios and some offer model portfolios which we have already reviewed and approved as meeting the target portfolio investment guidelines above. For more information regarding the details of your portfolio, please refer to disclosure received from your Financial Firm, including your Financial Firm’s Form ADV brochure and portfolio fact sheet. The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. The specific securities and pooled investment vehicles in which a portfolio invests are determined by you and your Financial Firm.

At all times, we reserve the right to approve or reject any application to purchase a Contract. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above. We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the aforementioned target portfolio investment guidelines and your Account is not revised to fall within these guidelines within the Cure Period.

Overview of Termination of the Contract

We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the target portfolio investment guidelines and you don’t remedy this situation within the Cure Period provided in the Contract.

We rely on your Financial Firm to provide us with certain information about your Account. Should you elect bank drafting for paying our Fee, we rely on your Financial Firm to provide us the information we need to determine the amount to be drafted from your bank account. That is the information we need to administer the Contract and determine our liability, for which we must maintain required reserves and surplus. We also rely on your Financial Firm to properly assess and forward our Fee for this protection. We may terminate the Contract as of the date your Financial Firm fails to provide timely and accurate information about your Account or properly assess and forward our Fee.

Given the role of your Financial Firm in investing your assets, providing us necessary information and assessing our Fees, you need to understand that the continuation of the Contract depends on your Financial Firm’s ongoing

The Income Amount is determined by applying the guaranteed income percentage of 5% to the then current Income Base. You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount you do not take in an Income Year remains in your Account and does not increase the Income Amount in subsequent Income Years. The Income Amount is the guaranteed amount you may withdraw in each Income Year without reducing future benefits. The initial Income Amount is determined on the Exercise Date.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal. Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal. An Excess Withdrawal that reduces your Account’s value to zero results in termination of your Contract.

Excess Withdrawals can happen at any time. Any Excess Withdrawal will proportionally reduce your guaranteed income amount. During the Vesting Period, any withdrawal is considered an Excess Withdrawal. The amount of the reduction is calculated by dividing the amount of the Excess Withdrawal by the remaining Account value immediately following such withdrawal. After the Vesting Period, an Excess Withdrawal is any withdrawal greater than the Income Amount (i.e. Excess Withdrawal / remaining Account value). The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value after such withdrawal). Examples of Excess Withdrawals are reflected in the hypotheticals under “Fixed Contingent Deferred Annuity Contract – Examples.”

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date. The smaller the Account’s value is relative to the Income Base with respect to an Excess Withdrawal, the greater impact on the Income Base such Excess Withdrawal will have. This is because the Excess Withdrawal will be a higher proportion of your Account’s value. See Hypothetical #5 below for an example showing the impact of an Excess Withdrawal.

Required Minimum Distributions

During an Income Year, with respect to a Contract issued to an entity established as an IRA or Roth IRA, you may withdraw from your Account an amount necessary to avoid a penalty under the Code’s provisions regarding required minimum distributions (generally distributions required to be taken from certain IRAs starting at age 72 (or 70-1/2 if you reached age 70-1/2 before January 1, 2020)). The amount you withdraw may exceed your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of your Account.

Eligible Contributions

Contributions into your Account after the Issue Date may increase your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period.

Contributions that become Eligible Contributions before the Exercise Date increase your initial Income Base as calculated on the Exercise Date, and, as a result, your initial Income Amount (see the Income Base section, above). Eligible Contributions increase your Income Base dollar-for-dollar and thereby increase the Income Amount by 5% of the value of such Eligible Contributions. See Hypothetical #6 below.

Contribution Limit

We may limit the total value of your Eligible Contributions. The limit is determined to be your Account’s value on the Issue Date plus the value of all Eligible Contributions. The limit is $10,000,000.00.

The above hypothetical shows a situation in which a withdrawal was made during the Vesting Period. All withdrawals during the Vesting Period are Excess Withdrawals. This Excess Withdrawal causes the minimum Income Amount to be recalculated based on the Account value after the Excess Withdrawal. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion. In this hypothetical, the Income Amount calculated on the Issue Date is $5,000 ($100,000 x 5%). It has been adjusted by the Excess Withdrawal (the withdrawal during the Vesting Period) by 10%, which is the proportion of the $12,000 Excess Withdrawal to the $120,000 value of the Account after the Excess Withdrawal occurred. The minimum Income Amount before the impact of the Excess Withdrawal is $5,000. Applying the 10% adjustment to the $5,000 Guaranteed Income Amount reduces the minimum Income Amount by $500, which means it is reduced in this hypothetical from $5,000 to $4,500. On the Exercise Date, the initial Income Amount is calculated based on the higher of the Account’s value on the Issue Date (reduced by the 10% impact of the Excess Withdrawal) and the Account’s value on the Exercise Date (also reduced by the 10% impact of the Excess Withdrawal). In this case, that results in the initial Income Amount of $4,500, which is the result when calculated at both the Issue Date, adjusted for the Excess Withdrawal, and the Exercise Date. Given that the Annuitant survives the hypothetical Covered Event in the above example by six years, this would result in a total Benefit Amount payment of $27,000 by us under the Contract (which is 6 multiplied by the Benefit amount of $4,500).

HYPOTHETICAL 5 – Partial Excess Withdrawal after the Exercise Date

Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$125,000
Income Amount on the Exercise Date	$6,250
Excess Withdrawal is taken at age 73, after the end of the Vesting Period
Account’s value at the time of the Excess Withdrawal	$135,000
Total Withdrawal Amount	$10,000
Excess Withdrawal Amount (reduces Income Amount proportionally)	$3,750	(3%)
Ratio of Excess Withdrawal to Account’s Value minus the Total Withdrawal(3,750/125,000)	(3%)
Reduction to Income Amount (3% of 6,250)	$187.50
Account’s value (after Total Withdrawal)	$125,000
New Income Amount (adjusted for Excess Withdrawal)	$6,062.50 per year
Annuitant age when the Covered Event Occurs	84
Benefit Amount	$6,062.50 per year
Annuitant age at Death	89
Number of years the Benefit was paid	5
Total Benefit paid	$30,312.50

The above hypothetical shows a situation in which an Excess Withdrawal is taken following the end of the Vesting Period. In this hypothetical, the Income Base calculated with respect to the Account’s value on the Issue Date is $100,000. The Income Amount based on that amount would be 5% of $100,000, which is $5,000. However, the Income Base calculated with respect to the Account’s value on the Exercise Date is $125,000. The Income Amount based on that amount would be 5% of $125,000, which is $6,250. Since the $6,250 is higher than the $5,000 amount, the initial Income Amount set on the Exercise Date is $6,250. This withdrawal is composed of $6,250, which is the Income Amount in that Income Year and a $3,750 Excess Withdrawal. The Account’s value after the Excess Withdrawal is $125,000. The ratio of the Excess Withdrawal of $3,750 to $125,000 is 3%. Reducing the Income Amount by 3% results in a new Income Amount of $6,062.50 going forward after the Excess Withdrawal. As in this example the Annuitant survives the

Please consult with your Financial Firm to determine which model portfolios, custom portfolios, or both, your Financial Firm provides which are managed in compliance with the target portfolio investment guidelines. Depending on your Financial Firm, the service offerings that your Financial Firm provides may change from time to time and may include Accounts managed in accordance with model portfolios, custom portfolios or combinations of both. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above.

Termination of our Agreement with your Financial Firm

It is possible that, at some time before a Covered Event, our agreement with your Financial Firm may end. We will notify you of the termination of our agreement and you have 30 days from the date of such notice to transfer your Account to a different Financial Firm that has an agreement with us to continue your Contract. If your Account is not moved to a different Financial Firm within such 30-day period, your Contract will be terminated as of the end of the Cure Period. If our agreement with your Financial Firm ends before a Covered Event, you may not be able to transfer your Account and continue your Contract (see “Portability” below). If such a transfer is not possible or if we are not informed in accordance with our requirements of your election to continue your Contract in relation to your Account at a new Financial Firm with which we have an agreement, we will terminate your Contract.

If a Covered Event has occurred and we are paying Benefit Amounts, the ending of our agreement with your Financial Firm has no impact on our continuing obligation to pay such Benefit Amounts.

Portability

If you move your Account to a Financial Firm with which we have an agreement in relation to this type of Contract, you may continue your Contract. Such transfer will not affect your Contract or any of your Contract’s features, such as the Vesting Period for the Contract, the Issue Date, or any contribution to your Account, the Income Base or the Income Amount; provided that the dollar value of your Account as of the date you open your Account at your new Financial Firm equals the dollar value of your Account as of the date that your account transferred from your prior Financial Firm.

The ownership and Annuitant designations of your Contract as of the date you close your Account at your prior Financial Firm both must be the same on the date you open your Account at your new Financial Firm. Also, we need to be informed by you or, on your behalf, your new Financial Firm that you are electing to continue your Contract in relation to the Account at the new Financial Firm. We must receive notice of your election to do so on or before the date you close your Account at your Financial Firm. The opening of your Account and your election to continue the Contract at the new Financial Firm must be completed within thirty days of closing your Account at your Financial Firm.

There are consequences to your Contract if the dollar value of your Account as of the date you open your Account at your new Financial Firm differs from the dollar value of your Account as of the date you close your Account at your prior Financial Firm, as follows:

a.

If the dollar value at the new Financial Firm is higher, we will treat the increase as a contribution to your Account, and a Vesting Period will apply to that contribution as it would to any other contribution to your Account.

b.	If the dollar value at the new Financial Firm is lower, we will treat the decrease as a withdrawal, which will have the same impact on your Income Amount and Benefit Amount as any other withdrawal.

If you do wish your Contract to continue after transferring your Account to a new Financial Firm, you and your Account must comply with the terms of our agreement with your new Financial Firm, a form of which is filed as an exhibit hereto. Other than as set forth above, the transfer of your Account to a new Financial Firm will have no effect on your Contract.

We cannot guarantee that at the time you wish to transfer your Account we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an